UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

1.	Presentation on Q3 2014 Results

ITEM 1

Q3 2014 Results

Mr. Stefan Borgas | President and CEO

November 12, 2014

Important Legal Notes

The information delivered or to be delivered to you does not constitute an offer or a recommendation to do any transaction in Israel Chemicals Ltd. (ICL)
securities.

Certain statements in this presentation and other oral and written statements made by ICL from time to time, are forward-looking statements, including, but not limited to, those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including, among others, the following: (a) Crisis in financial markets;(b) War or terror operations;(c) Impacts on sales of fertilizers (product prices, government policies and weather); (d) Subjection to legislative and licensing restrictions;(e) Exposure relating to environmental protection and safety;(f) Third party liability and product liability; (g) Volatility in the markets that affects the demand for some of the products; (h) Concessions and permits; (i) Natural disasters; (j) Water level in Pond 150 in Dead Sea;(k) Dependence on seaports, transportation and loading in Israel. We caution you that the above list of important factors is not comprehensive. We refer you to filings that we have made and shall make with the TASE and the U.S. SEC, including under "Risk Factors" in our prospectus. They may discuss new or different factors that may cause actual results to differ materially from this information.

All information included in this document speaks only as of the date on which they are made, and we do not undertake any obligation to update such information afterwards.

Some of the market and industry information is based on independent industry publications or other publicly available information, while other information is based on internal studies. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified and we can not assure you as to the accuracy or completeness of this information.

Readers and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.

                                                       2

Highlights & Financial Results

- **Improved operating income margins compared to 2013 and sequentially due to improved volumes in most segments & contribution of efficiency plan**
- **Strategy implementation on track with important milestones delivered**
  - ✓ **Efficiency improvement will deliver approx. $80M in 2014 (year end run rate)**
  - ✓ **Portfolio changes: divestiture of non-core assets (approx. $260M net proceeds) and acceleration of growth outside of Israel**

$ millions	Q3 14	Q3 13	% change	Q2 14	% change
Revenues	1,559	1,445	7.9%	1,536	1.5%
Operating Income	262	222	18.0%	78	235.9%
Adjusted OI	262	222	18.0%	243	7.8%
Operating margin	16.8%	15.4%		15.8%	
Net income	180	78	130.8%	67	168.7%
Adjusted net income	180	196	(8.2)%	214	(15.9)%

- Adjusted operating income & net income in Q2 excludes past royalty payments at the amount of $152M & 135M respectively as well as the impact of the strike at Rotem at the amount of $15M & $12M, respectively.
- Net income in Q3 14 impacted by higher financial expenses and effective tax rate due to exchange rate fluctuation (mainly dollar appreciation vs. the shekel)
- Net proceeds: enterprise value net of taxes

Where needs take us

3

Our Unique Business Model

 Resources

Dead Sea

U.K. / Spain Mines

Negev Desert

Global Opportunities

 Our Specialty
 Minerals

 Potash

 Bromine

 Magnesium

 Potash

 Polyhalite

 Phosphate

 Potash

 Phosphate

 Our
 Expertise

Mining Chemistry Formulation

 Segment

 Fertilizers

Performance
 Products

 Industrial
 Products

 End Market
 (% ICL Sales*)

 Agriculture 52%

 Engineered Materials 30%

 Processed Food 8%

* Based on January -- September 2014 external sales

Business Environment and Major Developments

* Potash market recovery continued across all geographies. Demand expected to remain robust, especially in China
and India

* Successful efficiency plan in Rotem led to record acid production at lower cost which resulted in improved
profitability

* Crop commodity prices pose challenges for 2014. Fertilizer prices remain affordable

* Moderate improvement in flame retardants volumes due to good demand from the connectors, automotive and
TV markets

* Improved volumes of Industrial solutions and biocides

* Profitability remains unsatisfactory. Price increases and cost reduction are in the focus of the business in order to
maintain our high level of customer service and to improve our competitive position

* Q3 benefitted from Acquisitions in the food business, active fire safety season in NA and improved product mix

* Food specialties -- new application development progressing on track to expand customer base

* Lower Advanced Additives sales due to economic slowdown in Europe as well as competitive environment and acid
supply shortage in the US

Fertilizers Imports into Main Markets

Thousand tonnes, January-September (Except the US Jan to Aug) 2014

7,007 6,815
6,482
5,645 5,934

4,810

3,071
2,776
2,152 1,868 2,005 2,046
 2013

 2014

* Phosphate fertilizers in P205 terms
** DAP imports

Sources: China Fertilizer Weekly Market Report, Sindicaro Da Industria DE
Adubose Corretivos Agricolas No Estado De Sao Paulo, GTIS, Fertilizer Week,
Company estimates

Implications of the Natural Resources Committee

 Looking Forward

[] Final recommendations need to be brought to the government for approval

[] Once approved, the parliament will initiate a legislative process

[] Changes to the potash tax system will not come into effect prior to January
2017

The Committee's final recommendations has not been altered in a substantive manner that would change ICL's prior mitigation actions:

Advocacy:

Challenge
Recommendations within
Policy Makers

Legal Actions

Operational Business
 Measures:

 Cost Cutting Acceleration,

Revaluating Certain Product
 Lines

Strategic Business Measures:

Cancellation of $0.75Bn and
Review of $1.00Bn of Capital
 Expenditures,
Shifting Investments Outside
 of Israel

Among the steps ICL will take following the committee's recommendations:

[] Acceleration of Bromine Compounds and Dead Sea Works efficiency plan to lower costs

[] closure of the Dead Sea Magnesium plant in 2017 remains conditioned on the committee's

recommendations being turned into legislation

Maximizing Efficiency and Growth in ICL Iberia

KCl Production

 2012 2015 2020 2025

[] Establish a long term capacity increase while significantly reducing the cost per tonne to a near

Dead Sea level, with marginal cost per tonne similar to the Dead Sea level

[] Significantly reduce environmental foot print

[] Approx. $435M investment to consist of:

[] Step-by-step increase capacity to 1.4M tonnes

[] Plant output to be almost 100% granular

[] Double vacuum salt capacity to 1.5M tonnes

[] Maximize ramp capacity, site and port logistics and infrastructure to support expansions (of up to

2.3M tonnes)

[] Perform feasibility study of new brownfield project, aimed to expand production by an

additional 1 Mt KCl annually

Strengthening and Expanding ICL's Specialty

Fertilizers' Innovative Technologies

Acquisition of AmegA Sciences:

Targeting Growth Opportunities in Specialty Fertilizers

[] Based in the UK, established in 1984
[] Developer and manufacturer of specialty products for

the specialty agriculture, horticulture and turf and

amenity markets
[] Products providing solutions for water conservation,

water retention and enhanced growth

[] Acquisition will strengthen ICL Specialty Fertilizers'

position in specialty agriculture markets, enhancing

its supply chain and scaling its operations

Engineered Materials: Drive Bromine

Market Growth

A Agreement Between ICL and Albemarle:

Establishment of a manufacturing joint venture for the production of polymeric flame retardant

 The Deal

[] The JV will operate an existing 2,400 MT per year plant in the Netherlands and a 10,000 MT per year plant in

Israel, which is now starting up

[] The transaction, subject to certain closing conditions, including regulatory approvals, is expected to close in

2015

 Opportunities

[] ICL's FR-122P to replace the HBCD flame retardant which is being phased out in different countries

[] Offering environmentally-friendly, fire safety products based on exclusive license from Dow Chemicals

[] Additional capacity to meet the market growth needs

[] Lower risk as well as lower costs due to economies of scale. The JV will create the largest producer of the

companies' polymeric FR

Financial Flexibility to Support ICL's "Next Step

Forward" Strategy -- APW divestment

After the Quarter: Agreement with Kurita to

sell ICL PP's Non-Core APW businesses

 The Deal

[] Kurita to acquire APW business units for []250 million. Net proceeds* after tax

approx. $260M

[] Closing expected to occur at the end of 2014, subject to the completion of certain

conditions

 Opportunities

[] Proceeds to be used for growth opportunities in the Agriculture, Food and

Engineered Materials

[] Additional divestitures opportunities along the way

* Net proceeds: enterprise value net of taxes

Fulfilling Potash Demand Growth Potential --
India and Africa

[] Farmer education is an essential factor in the growth of

potash demand

[] ICL believes it will be the prime beneficiary of such

initiatives given its strong position in these markets and the strategic location of its assets

Incremental Demand Can Result in

Material Growth

Approx. 250,000 tons of incremental annual ICL

shipments required to grow at 5% p.a.

India - Potash For Life

[] The program enters its 2(nd) year with the Kharif season

[] Providing evidence of the profitable use of potash

[] Activities include field days, jeep campaigns, crop seminars and farmers meetings.

Demonstration plots increased from 561 in the previous season to 680 this season

with more than 20 crops

[] Results: 15-35% average increase in yields; Success stories demonstrate benefit-

to- cost ratios between 13:1 and 43:1

 Ethiopia -- Potash For Growth

[] Initiated in 2014, the program operates 646 demo plots comparing NPS vs
NPKs.

Additional 600 plots in 2015

[] Conducted by the Agriculture Transformation Agency and the Ministry of
Agriculture.

[] Also engaged in a soil mapping project in Ethiopia

[] Supporting Masters and PhD level students who are encouraged to conduct potassium related research

Global Leader in Climate Change Mitigation

ICL has been recognized as a World Leader in managing and reducing Greenhouse Gas Emissions and mitigating Climate Change

High Scores by the Carbon Disclosure Project (CDP)

CDP™ CLIMATE PERFORMANCE LEADER 2014

- ✓ For the second year in a row, ICL has maintained its high score of 98/100 in the Disclosure Score and in 2014 achieved the top "A" performance score, acknowledging ICL's major efforts to both manage and reduce it's GHG emissions
- ✓ Both scores are among the top 10% of scores of all global companies in 2014, and place ICL in the CPLI, an exclusive index of companies that are excelling in climate change mitigation
- ✓ The combined scores are the second best score among global fertilizer-producing companies

Outscoring Peers*

Organization	Disclosure Score	Performance Score
Mosaic	99	A
ICL	**98**	**A**
Syngenta	97	A
K + S	93	C
Agrium	81	C
PotashCorp	80	C
Monsanto	76	D
BAGFAS	44	Not received (disclosure score too low)
Uralkali	40	Not received (disclosure score too low)

* Source: CDP Database, October 2014

Where needs take us

13

Financial Results

 (Mr. Avi Doitchman)Executive VP, CFO and Strategy

Q3 2014 Results

$ millions          Q3 14   Q3 13
Revenues             1,559   1,445
Operating Income       262     222
Adjusted OI            262     222
Operating margin      16.8%   15.4%
Net income             180      78
Adjusted net income    180     196

% change      Q2 14     % change
  7.9%      1,536          1.5%
 18.0%         78        235.9%
 18.0%        243          7.8%
             15.8%
130.8%         67        168.7%
(8.2)%        214       (15.9)%

[] Operating income in Q2 2014 excludes provision for royalty payment for
2000-Q1'2014 following the

arbitration decision at the amount of $152M and the impact of the strike at
Rotem at the amount of

$15M

[] Adjusted net income in Q2 2014 excludes provision for royalty payment at the amount of $135M and the

Rotem strike impact at the amount of $12M

[] Net income in Q3 2014 impacted by higher financial expenses and effective tax rate due to the Shekel

depreciation vs. the dollar

Potash Bridge Analysis -- Improved Demand

more than Offsets Lower Prices

 Sales ($M)

5

105
57

450
397

Operating Profit ($M)

6 6

53 60

131
112

Phosphates and Fertilizers -- Efficiency

Plan Bearing Fruit

 Sales

1
8 10

421 424

Operating Profit

5
8

11

7

37

22

Industrial Products - Volume Improvement

amid Lower Prices

 Sales

6

33

328

301

Q3 2013 Volumes Prices Q3 2014

Operating Profit

3 2
4
5

6

13

36

27

Performance Products -- Acquisitions

Contributed to Increased Sales

Sales

4
11

451
436

Operating Profit

4 3
4

4

73
66

Commercial Bond Offering to Support Strategy

ICL is preparing a bond offering in the US

 Investment Grade Rating

BBB (Stable Outlook)

 BBB (Stable Outlook)

 Opportunities

[] Further strengthening ICL's financial position: refinance existing debt, free up

revolving credit facilities

[] Diversifying the sources of finance through various financial instrument as well as

through Local and international financing entities

[] Proceeds to support the execution of ICL's strategy which includes growth, cost

reduction and enabling platforms

Thank You

Appendices

Financial Overview

Natural Resources Committee Final vs. Interim

Recommendations -- Key points

INTERIM RECOMMENDATIONS

(May 2014)

Fixed 42% tax on OP above 11% Return on

Depreciated Assets (RODA)

Fixed 5% royalty pay-off for all natural

resources

Phosphate royalties will be paid based on ex-

plant value

No recognition of financial expenses

Natural resource tax will not apply to

downstream products

No recognition of the Magnesium synergies

FINAL RECOMMENDATIONS

(October 2014)

25% tax when RODA is between 14-20%, 42% tax

when return is 20% or above

Fixed 5% royalty pay-off for all natural resources

Phosphate royalties will be paid based on ex-mine

value

5% of working capital to be deducted from the

financial statements OP

Determine a unique mechanism for bromine

regarding the transfer price to related parties,

which will be the higher of three suggested

options

Only the benefit of the Sylvinite production in the

magnesium plant will be recognized as an expense

for the potash plant. Uncertainty regarding the

contribution for the bromine production

Lower, Yet Strong Returns

 4.2

 2000 2001

ROE

ROIC

2000-2006 figures are based on Israeli GAAP, 2007-2013 are based on IFRS Data for 2012-2013 reflect the application of 2 new IFRS accounting standards ROE
(Return on equity) = net income / shareholders' equity, average
ROIC (Return on invested capital ) = (operating income [](1-0.20)) / ((trade receivables + inventory -- trade payables) + PPandE, net), average
* Operating income is after elimination of non recurring effects: provision for early retirement at Rotem, provision for removing waste at Bromine and impairment of assets at ICL-IP. Net income is after elimination of non recurring tax effects (mainly, tax in respect of release of trapped earnings in
2013 annual results, provision for early retirement it Rotem, provision for removing waste at Bromine and impairment of assets at ICL-IP in Q4 '13) ** LTM, operating income is after elimination of about $149 Million relating to prior periods due to the arbitration decision regarding the royalties' issue and an increase in costs due the strike at Rotem, in the amount of about $15 million.
Net income is after the elimination of about $135 million in respect of a provision relating to prior periods due to the arbitration decision regarding the royalties' issue and an increase in costs due the strike at Rotem, in the amount of about $12 million

Sequential Improvement in Cash Flow

Delivery

$ millions

 1,414
 1,384

 1,111
 1,011
 925
 881

 582

 415
 285

20

 * 2006 figures are based on Israeli GAAP, 2007-2014 are based on IFRS

More than a Decade of High

Dividend Yields

Year Dividend Yield*
---- ---------------
2001           4.0%
---- ---------------
2002           4.8%
---- ---------------
2003           4.5%
---- ---------------
2004           4.5%
---- ---------------
2005           3.6%
---- ---------------
2006           6.4%
---- ---------------
2007           3.5%
---- ---------------
2008           5.9%
---- ---------------
2009           3.9%
---- ---------------
2010           7.0%
---- ---------------
2011           5.9%
---- ---------------
2012           6.4%
---- ---------------
2013           8.0%
---- ---------------

Dividend policy:

Up to 70% of net income in
quarterly payments

2014 Dividend Payments

Q1: $91.5 million announced on May 15, 2014

Q2: $47 million announced on August 7, 2014

Q3: $125 million announced on November 11, 2014

[] Calculated according to market capitalization based on  average share price adjusted for dividends. Dividends attributed to profits of that year.

Macroeconomic and Industry Parameters

Which Affected Q3 2014 Results

(average Q3 2014 compared to average Q3 2013)

                                                                        Change
------------------------------------------- -----------------------------------
Appreciation of the NIS against the Dollar                                -1.8%
------------------------------------------- -----------------------------------
Depreciation of the EURO against the Dollar
(average for the period)                                                  -0.1%
------------------------------------------- -----------------------------------
LIBOR Dollar interest rate (3 months)                     0.2% vs. 0.3% last yr
------------------------------------------- -----------------------------------
Decrease in Bulk Dry Freight Index (BDI)                                   -27%

Macroeconomic and Industry Parameters

Which Affected 9M 2014 Results

(average 9M 2014 compared to average 9M 2013)

                                                                        Change
------------------------------------------- -----------------------------------
Appreciation of the NIS against the Dollar                                -4.0%
------------------------------------------- -----------------------------------
Appreciation of the EURO against the Dollar
(average for the period)                                                   2.9%
------------------------------------------- -----------------------------------
LIBOR Dollar interest rate (3 months)       0.2% vs. 0.3% last yr
------------------------------------------- -----------------------------------
Increase in Bulk Dry Freight Index (BDI)                                    10%

Thank You

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: November 12, 2014